Ball Mill Repaired and Plant Operations Back to Normal at Bolanitos Mine; Second Mine Contractor Commences Work at El Cubo Mine

VANCOUVER, BC -- (Marketwired - June 15, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that the 1,000 tonne per day (tpd) ball mill at the 1,600 tpd Bolañitos mine was repaired earlier than expected and plant operations returned to normal last Friday, June 12. No material impact on production is anticipated from the mill downtime as the mine continued to produce ore to the stockpile.

The outage will have a minor impact on forecast production in the second quarter from the El Cubo mine, located in the same district of Guanajuato as Bolañitos, because El Cubo is currently in the middle of a mine expansion from 1,500 tpd to 2,200 tpd. The additional mine tonnes were planned to be trucked for processing to the Bolañitos plant to take advantage of its available capacity. Instead, these additional El Cubo tonnes during the mill downtime were stockpiled for processing in the third quarter.

The El Cubo mine expansion is well under way and a second mining contractor commenced work last Friday, June 12 to help facilitate the mine expansion to 2,200 tpd. The El Cubo plant was optimized in the first quarter and is now operating well above its original design capacity of 1,500 tpd.

About Endeavour Silver - Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations

Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com